               		     SECURITIES AND EXCHANGE COMMISSION
 			                        Washington, DC 20549


                         				SCHEDULE 13D
		               Under the Securities Exchange Act of 1934


                  			    (Amendment No.        )*

                 			   Orbit Semiconductor, Inc.
			                        (Name of Issuer)
                       				 Common Stock
			                 (Title of Class of Securities)

                      				  68556E104
		                      		(CUSIP Number)

      	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	             115 South Jefferson Road, Whippany, NJ 07981
			                      (201) 739-2202
	            	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      				August 5, 1996
           	(Date of Event which Requires Filing of this Statement)


     	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

     	Check the following box if a fee is being paid with this statement
[ X ] . (A fee is not required only if the reporting person: 1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO.  68556E104

                                				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO.  INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                               								(a) [  ]
							                                               	(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       	ITEMS 2(d)(e):
							                                            	      [ X ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                		7       SOLE VOTING POWER:

                       			412,258         (As of 8/5/96)

                		8       SHARED VOTING POWER:

                       			10,000          (As of 8/5/96)

	                	9       SOLE DISPOSITIVE POWER:

                       			412,258         (As of 8/5/96)

	                	10      SHARED DISPOSITIVE POWER:

                        		 10,000         (As of 8/5/96)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                       			 422,258        (As of 8/5/96)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                     	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                       			  5.7           (As of 8/5/96)

14      TYPE OF REPORTING PERSON*:
       	BD

              			See Instructions Before Filling Out!

                       					SCHEDULE 13D

Item 1: Security and Issuer

	(a)     Title and Class:        Common Stock

	(b)     Name and address:       Orbit Semiconductor, Inc.
                             				169 Java Drive
								                         Sunnyvale, California 94089

Item 2: Identity and Background Identity

	(a)  Name:                      Bear, Stearns & Co. Inc. ("Bear
                            					Stearns")

	(b)  Place of Organization:     Delaware

	(c)(i)   Principal Business:    Securities Broker/Dealer
	   (ii)  Address:               245 Park Avenue
                            					New York, NY 10167

    	The following information with respect to each executive officer and director of Bear Stearns is set forth on Appendix I hereto: (i) name,
(ii) business address, and (iii) principal occupation or employment.

	(d)  None

	(e)  See Appendix II

	(f)  See Appendix I

Item 3:  Source and Amount of Funds or Other Consideration

    	Working capital of Bear Stearns and personal funds of discretionary clients. The aggregate purchase price of the 728,858 shares of Common Stock was approximately $8,017,438.00.

Item 4:  Purpose of Transaction

    	Bear Stearns has acquired the Common Stock of Orbit Semiconductor, Inc. in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.

    	Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

                 				     SCHEDULE 13D



Item 5: Interest in Securities of the Issuer as of 8/5/96

  (a)     Number:                                                   422,258
       	  Percentage:                                                5.7

  (b)     1. Sole power to vote or to direct the vote:              412,258
       	  2. Shared power to vote or to direct the vote:             10,000
	         3. Sole power to dispose or to direct the disposition:    412,258
       	  4. Shared power to dispose or to direct the disposition:   10,000

  (c) Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

  (d)     Inapplicable.

  (e)     Inapplicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

       	None

Item 7: Material to be Filed as Exhibits:

       	None

Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:                                            BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
                                             						Senior Managing Director







                          		 APPENDIX I
      DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.


       Name                 Principal Occupation or Employment

  Alan C. Greenberg         Chairman of the Board and Director

  James E. Cayne            President, Chief Executive Officer and Director

  Alan D. Schwartz          Executive Vice President and Director

  Warren J. Spector         Executive Vice President and Director

  Michael L. Tarnopol       Executive Vice President and Director

  John L. Knight            Director

  John M. Slade             Director Emeritus

  Kenneth L. Edlow          Secretary

  William J. Montgoris      Chief Financial Officer and Chief Operating Officer

  Michael J. Abatemarco     Controller and Assistant Secretary

  Michael Minikes           Treasurer

  Frederick B. Casey        Assistant Treasurer

  Mark E. Lehman            Executive Vice President, General Counsel and
                     			    Director

  Samuel L. Molinaro, Jr.   Senior Vice President - Finance



     	John L. Knight is a citizen of the United Kingdom and his business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear, Stearns & Co. Inc. is a wholly-owned subsidiary of The Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.











                      				   APPENDIX II
			                          REGULATORY



November 19, 1991: The Commodity Futures Trading Commission filed its complaint against Bear Stearns and Stephen Johnson. Bear Stearns entered into a simultaneous settlement without admitting or denying the charges which had alleged three counts of violation of the Commodity Exchange Act: (i) failure to prepare a written record of orders including the account identification for orders placed on the Chicago Mercantile Exchange from the Dallas Branch Cattle Desk in the period July 1986 to February 1988 (Regulation 1.35 (a-l) (2)); (ii) failure to supervise the Dallas Branch Office Cattle Desk and the CME Floor (Regulation 166.3); and (iii) violation of a July 25, 1986 Cease and Desist involving failure to supervise order entry process. Bear Stearns neither admitting or denying the charges, paid $250,000 in settlement, and is ordered to cease and desist further violations of these three regulations.

January 16, 1992:  In the Matter of the Distribution of Securities
Issued by Certain Government Sponsored Enterprises: We, along with most of the other major dealers and banks, have settled an SEC administrative proceeding relating to our participation in the primary distributions of certain unsecured debt securities issued by GSEs (such as Fannie Mae, Freddie Mac, Federal Home Bank) by agreeing to a $100,000 fine, an order that we cease and desist from any further recordkeeping violations in connection with the distribution of the securities and undertaking to develop, implement and maintain policies reasonably designed to assure our future compliance with proper recordkeeping rules.




                   APPENDIX III                                   Page 8.
                   BEAR, STEARNS & CO. INC.


                   Orbit Semiconductor, Inc.
                   Trading from 6/6/96 through 8/5/96

   DATE   QUANTITY          DESCRIPTION            PRICE / ENTRY AMOUNT

  8/5/96     100     Orbit Semiconductor, Inc.      11.500    1,150.00
  8/5/96     300     Orbit Semiconductor, Inc.      11.875    3,562.50
  8/5/96     300     Orbit Semiconductor, Inc.      12.000    3,600.00
  8/5/96     400     Orbit Semiconductor, Inc.      12.063    4,825.00
  8/5/96     500     Orbit Semiconductor, Inc.      11.813    5,906.25
  8/5/96     500     Orbit Semiconductor, Inc.      11.875    5,937.50
  8/5/96     600     Orbit Semiconductor, Inc.      12.000    7,200.00
  8/5/96     800     Orbit Semiconductor, Inc.      12.000    9,600.00
  8/5/96     800     Orbit Semiconductor, Inc.      12.063    9,650.00
  8/5/96    1000     Orbit Semiconductor, Inc.      11.625    11,625.00
  8/5/96    1000     Orbit Semiconductor, Inc.      11.625    11,625.00
  8/5/96    1000     Orbit Semiconductor, Inc.      11.875    11,875.00
  8/5/96    1000     Orbit Semiconductor, Inc.      11.875    11,875.00
  8/5/96    1000     Orbit Semiconductor, Inc.      11.750    11,750.00
  8/5/96    1000     Orbit Semiconductor, Inc.      11.875    11,875.00
  8/5/96    1000     Orbit Semiconductor, Inc.      12.000    12,000.00
  8/5/96    1000     Orbit Semiconductor, Inc.      12.000    12,000.00
  8/5/96    1100     Orbit Semiconductor, Inc.      11.875    13,062.50
  8/5/96    1250     Orbit Semiconductor, Inc.      11.875    14,843.75
  8/5/96    1400     Orbit Semiconductor, Inc.      11.875    16,625.00
  8/5/96    1500     Orbit Semiconductor, Inc.      11.875    17,812.50
  8/5/96    1500     Orbit Semiconductor, Inc.      12.063    18,093.75
  8/5/96    1700     Orbit Semiconductor, Inc.      11.875    20,187.50
  8/5/96    1700     Orbit Semiconductor, Inc.      11.875    20,187.50
  8/5/96    1800     Orbit Semiconductor, Inc.      11.625    20,925.00
  8/5/96    2000     Orbit Semiconductor, Inc.      11.875    23,750.00
  8/5/96    2000     Orbit Semiconductor, Inc.      12.063    24,125.00
  8/5/96    2200     Orbit Semiconductor, Inc.      11.875    26,125.00
  8/5/96    2200     Orbit Semiconductor, Inc.      11.875    26,125.00
  8/5/96    2500     Orbit Semiconductor, Inc.      12.000    30,000.00
  8/5/96    2500     Orbit Semiconductor, Inc.      12.063    30,156.25
  8/5/96    3000     Orbit Semiconductor, Inc.      11.875    35,625.00
  8/5/96    3000     Orbit Semiconductor, Inc.      12.063    36,187.50
  8/5/96    3110     Orbit Semiconductor, Inc.      11.875    36,931.25
  8/5/96    3500     Orbit Semiconductor, Inc.      12.063    42,218.75
  8/5/96    8000     Orbit Semiconductor, Inc.      11.875    95,000.00
  8/5/96    5000     Orbit Semiconductor, Inc.      11.875    59,375.00
  8/5/96   -10000    Orbit Semiconductor, Inc.      11.873    -118,733.00
  8/5/96   -10000    Orbit Semiconductor, Inc.      11.963    -119,632.00
  8/2/96     70      Orbit Semiconductor, Inc.      11.375    796.25
  8/2/96     77      Orbit Semiconductor, Inc.      11.125    856.63
  8/2/96    1000     Orbit Semiconductor, Inc.      11.125    11,125.00
  8/2/96    1000     Orbit Semiconductor, Inc.      11.250    11,250.00
  8/2/96    1000     Orbit Semiconductor, Inc.      11.625    11,625.00
  8/2/96     70      Orbit Semiconductor, Inc.      11.375    796.25
  8/2/96     77      Orbit Semiconductor, Inc.      11.125    856.63
  8/2/96    1000     Orbit Semiconductor, Inc.      11.125    11,125.00
  8/2/96    1000     Orbit Semiconductor, Inc.      11.250    11,250.00
  8/2/96    1000     Orbit Semiconductor, Inc.      11.625    11,625.00
  8/2/96    1000     Orbit Semiconductor, Inc.      11.375    11,375.00
  8/2/96    1000     Orbit Semiconductor, Inc.      11.375    11,375.00
  8/2/96    1000     Orbit Semiconductor, Inc.      11.375    11,375.00
  8/2/96    26000    Orbit Semiconductor, Inc.      11.257    292,689.80
  8/2/96     100     Orbit Semiconductor, Inc.      10.875    1,087.50
  8/2/96    -2000    Orbit Semiconductor, Inc.      11.375    -22,750.00
  8/2/96   -12500    Orbit Semiconductor, Inc.      11.500    -143,750.00
  8/1/96    1000     Orbit Semiconductor, Inc.      10.375    10,375.00
  8/1/96    10000    Orbit Semiconductor, Inc.      10.440    104,400.00
  8/1/96    -5000    Orbit Semiconductor, Inc.      10.688    -53,437.50
 7/30/96     400     Orbit Semiconductor, Inc.      9.375     3,750.00
 7/30/96     500     Orbit Semiconductor, Inc.      9.250     4,625.00
 7/30/96     900     Orbit Semiconductor, Inc.      9.375     8,437.50
 7/30/96     900     Orbit Semiconductor, Inc.      9.375     8,437.50
 7/30/96    1000     Orbit Semiconductor, Inc.      9.250     9,250.00
 7/30/96    2200     Orbit Semiconductor, Inc.      9.375     20,625.00
 7/30/96    2200     Orbit Semiconductor, Inc.      9.375     20,625.00
 7/30/96    2500     Orbit Semiconductor, Inc.      9.250     23,125.00
 7/30/96    -5000    Orbit Semiconductor, Inc.      9.358     -46,790.50
 7/29/96     50      Orbit Semiconductor, Inc.      9.125     456.25
 7/29/96     200     Orbit Semiconductor, Inc.      9.250     1,850.00
 7/29/96     200     Orbit Semiconductor, Inc.      9.250     1,850.00
 7/29/96     400     Orbit Semiconductor, Inc.      9.250     3,700.00
 7/29/96     400     Orbit Semiconductor, Inc.      9.250     3,700.00
 7/29/96     500     Orbit Semiconductor, Inc.      9.250     4,625.00
 7/29/96     600     Orbit Semiconductor, Inc.      9.250     5,550.00
 7/29/96    1000     Orbit Semiconductor, Inc.      9.250     9,250.00
 7/29/96    1000     Orbit Semiconductor, Inc.      9.250     9,250.00
 7/29/96    1000     Orbit Semiconductor, Inc.      9.250     9,250.00
 7/29/96    1000     Orbit Semiconductor, Inc.      9.250     9,250.00
 7/29/96    1100     Orbit Semiconductor, Inc.      9.188     10,106.25
 7/29/96    1200     Orbit Semiconductor, Inc.      9.250     11,100.00
 7/29/96    1400     Orbit Semiconductor, Inc.      9.188     12,862.50
 7/29/96    1500     Orbit Semiconductor, Inc.      9.250     13,875.00
 7/29/96    1600     Orbit Semiconductor, Inc.      9.250     14,800.00
 7/29/96    1600     Orbit Semiconductor, Inc.      9.250     14,800.00
 7/29/96    1800     Orbit Semiconductor, Inc.      9.250     16,650.00
 7/29/96    1800     Orbit Semiconductor, Inc.      9.250     16,650.00
 7/29/96    2000     Orbit Semiconductor, Inc.      9.250     18,500.00
 7/29/96    2000     Orbit Semiconductor, Inc.      9.250     18,500.00
 7/29/96    2000     Orbit Semiconductor, Inc.      9.188     18,375.00
 7/29/96    2200     Orbit Semiconductor, Inc.      9.250     20,350.00
 7/29/96    2200     Orbit Semiconductor, Inc.      9.250     20,350.00
 7/29/96    2200     Orbit Semiconductor, Inc.      9.250     20,350.00
 7/29/96    3400     Orbit Semiconductor, Inc.      9.250     31,450.00
 7/29/96    3800     Orbit Semiconductor, Inc.      9.250     35,150.00
 7/29/96   -15000    Orbit Semiconductor, Inc.      9.313     -139,687.50
 7/25/96    1000     Orbit Semiconductor, Inc.      9.625     9,625.00
 7/25/96    1100     Orbit Semiconductor, Inc.      9.375     10,312.50
 7/25/96    3000     Orbit Semiconductor, Inc.      9.375     28,125.00
 7/25/96    -1000    Orbit Semiconductor, Inc.      9.688     -9,687.50
 7/24/96    2000     Orbit Semiconductor, Inc.      9.625     19,250.00
 7/24/96    3000     Orbit Semiconductor, Inc.      9.500     28,500.00
 7/24/96    5000     Orbit Semiconductor, Inc.      9.625     48,125.00
 7/24/96    5000     Orbit Semiconductor, Inc.      9.625     48,125.00
 7/24/96    5000     Orbit Semiconductor, Inc.      9.625     48,125.00
 7/24/96    8000     Orbit Semiconductor, Inc.      9.625     77,000.00
 7/24/96    10000    Orbit Semiconductor, Inc.      9.625     96,250.00
 7/24/96   -10000    Orbit Semiconductor, Inc.      9.688     -96,875.00
 7/23/96     500     Orbit Semiconductor, Inc.      10.250    5,125.00
 7/23/96    1000     Orbit Semiconductor, Inc.      10.000    10,000.00
 7/23/96    2000     Orbit Semiconductor, Inc.      10.125    20,250.00
 7/23/96    2200     Orbit Semiconductor, Inc.      9.750     21,450.00
 7/23/96    2500     Orbit Semiconductor, Inc.      10.313    25,781.25
 7/23/96    10000    Orbit Semiconductor, Inc.      10.063    100,625.00
 7/23/96    -5000    Orbit Semiconductor, Inc.      10.200    -51,000.00
 7/22/96    4000     Orbit Semiconductor, Inc.      10.500    42,000.00
 7/22/96    6000     Orbit Semiconductor, Inc.      10.250    61,500.00
 7/19/96    10000    Orbit Semiconductor, Inc.     10 8150    108,150.00
 7/19/96    10000    Orbit Semiconductor, Inc.     10.9400    109,400.00
 7/19/96    -1000    Orbit Semiconductor, Inc.      11.000    -11,000.00
 7/19/96    -1000    Orbit Semiconductor, Inc.      11.000    -11,000.00
 7/19/96    -1000    Orbit Semiconductor, Inc.      11.000    -11,000.00
 7/19/96    -2000    Orbit Semiconductor, Inc.      11.000    -22,000.00
 7/19/96    -3000    Orbit Semiconductor, Inc.      11.000    -33,000.00
 7/19/96    -5000    Orbit Semiconductor, Inc.      11.063    -55,312.50
 7/19/96    -4000    Orbit Semiconductor, Inc.      11.125    -44,500.00
 7/18/96    2000     Orbit Semiconductor, Inc.      11 3/8    22,750.00
 7/18/96    5000     Orbit Semiconductor, Inc.      10.875    54,375.00
 7/18/96    10000    Orbit Semiconductor, Inc.     10 9063    109,063.00
 7/18/96    -600     Orbit Semiconductor, Inc.        11      -6,600.00
 7/18/96    -1000    Orbit Semiconductor, Inc.      10.875    -10,875.00
 7/18/96    -4000    Orbit Semiconductor, Inc.        11      -48,400.00
 7/18/96    -5000    Orbit Semiconductor, Inc.        11      -55,000.00
 7/17/96    2000     Orbit Semiconductor, Inc.       9.75     19,500.00
 7/17/96    10000    Orbit Semiconductor, Inc.      9.375     93,750.00
 7/16/96     500     Orbit Semiconductor, Inc.      9.563     4,871.25
 7/16/96    1000     Orbit Semiconductor, Inc.      9.500     9,500.00
 7/16/96    1000     Orbit Semiconductor, Inc.      9 3/8     9,375.00
 7/16/96    1000     Orbit Semiconductor, Inc.      9.250     9,250.00
 7/16/96    1000     Orbit Semiconductor, Inc.      9.563     9,562.50
 7/16/96    1000     Orbit Semiconductor, Inc.      9.563     9,562.50
 7/16/96    1000     Orbit Semiconductor, Inc.      9.563     9,562.50
 7/16/96    1500     Orbit Semiconductor, Inc.      9.563     14,343.75
 7/16/96    1800     Orbit Semiconductor, Inc.      9.375     16,875.00
 7/16/96    2000     Orbit Semiconductor, Inc.      9.500     19,000.00
 7/16/96    2000     Orbit Semiconductor, Inc.      9.250     18,500.00
 7/16/96    -2000    Orbit Semiconductor, Inc.      9 3000    -18,600.00
 7/15/96    1000     Orbit Semiconductor, Inc.      10.000    10,000.00
 7/12/96     100     Orbit Semiconductor, Inc.      10.250    1,025.00
 7/12/96     200     Orbit Semiconductor, Inc.      10.250    2,050.00
 7/12/96     500     Orbit Semiconductor, Inc.      10.250    5,125.00
 7/12/96     600     Orbit Semiconductor, Inc.      10.250    6,150.00
 7/12/96     600     Orbit Semiconductor, Inc.      10.250    6,150.00
 7/12/96    1000     Orbit Semiconductor, Inc.      10.250    10,250.00
 7/12/96    1000     Orbit Semiconductor, Inc.      10.250    10,250.00
 7/12/96    1000     Orbit Semiconductor, Inc.      10.250    10,250.00
 7/12/96    2000     Orbit Semiconductor, Inc.      10.250    20,500.00
 7/12/96    3000     Orbit Semiconductor, Inc.      10.250    30,750.00
 7/12/96    -5000    Orbit Semiconductor, Inc.      10.047    -52,109.38
 7/11/96     300     Orbit Semiconductor, Inc.      10.875    3,262.50
 7/11/96     500     Orbit Semiconductor, Inc.      10.875    5,437.50
 7/11/96     500     Orbit Semiconductor, Inc.      10.875    5,437.50
 7/11/96     500     Orbit Semiconductor, Inc.      10.875    5,437.50
 7/11/96    3000     Orbit Semiconductor, Inc.      10.875    32,625.00
 7/11/96    3000     Orbit Semiconductor, Inc.        11      33,000.00
 7/11/96    -2000    Orbit Semiconductor, Inc.      10.875    -21,750.00
 7/10/96      1      Orbit Semiconductor, Inc.      11.250    11.25
 7/10/96     400     Orbit Semiconductor, Inc.      11.313    4,525.00
 7/10/96     400     Orbit Semiconductor, Inc.      11.250    4,500.00
 7/10/96    1700     Orbit Semiconductor, Inc.      11.313    19,231.00
 7/10/96    4600     Orbit Semiconductor, Inc.      11.375    52,325.00
  7/9/96    1000     Orbit Semiconductor, Inc.      11.375    11,375.00
  7/8/96     500     Orbit Semiconductor, Inc.      10 5/8    5,312.50
  7/8/96    4100     Orbit Semiconductor, Inc.      10.688    43,818.75
  7/8/96    10000    Orbit Semiconductor, Inc.      10.625    106,250.00
  7/3/96    2000     Orbit Semiconductor, Inc.        11      22,000.00
  7/3/96    2500     Orbit Semiconductor, Inc.        11      27,500.00
  7/3/96    5000     Orbit Semiconductor, Inc.        11      55,000.00
  7/3/96    5000     Orbit Semiconductor, Inc.        11      55,000.00
  7/3/96    -5000    Orbit Semiconductor, Inc.     11 0625    -55,312.50
  7/2/96    1000     Orbit Semiconductor, Inc.        11      11,000.00
  7/2/96    -7000    Orbit Semiconductor, Inc.     11 1281    -77,896.70
  7/1/96    6000     Orbit Semiconductor, Inc.      11.125    66,750.00
 6/28/96    2500     Orbit Semiconductor, Inc.        11      27,500.00
 6/28/96    15000    Orbit Semiconductor, Inc.      11.063    165,937.50
 6/28/96    -5000    Orbit Semiconductor, Inc.      11.125    -55,625.00
 6/27/96    1500     Orbit Semiconductor, Inc.      11.125    16,687.50
 6/27/96    1500     Orbit Semiconductor, Inc.      11.125    16,687.50
 6/27/96    1600     Orbit Semiconductor, Inc.      11.125    17,800.00
 6/27/96    2500     Orbit Semiconductor, Inc.      11.063    27,656.25
 6/27/96    5000     Orbit Semiconductor, Inc.      11.000    55,000.00
 6/27/96    5000     Orbit Semiconductor, Inc.      11.000    55,000.00
 6/27/96    10000    Orbit Semiconductor, Inc.      11.125    111,250.00
 6/27/96   -16500    Orbit Semiconductor, Inc.     11 1250    -183,562.50
 6/26/96     100     Orbit Semiconductor, Inc.      11.125    1,112.50
 6/26/96     500     Orbit Semiconductor, Inc.      11.188    5,593.75
 6/26/96    1000     Orbit Semiconductor, Inc.      11.250    11,250.00
 6/26/96    1900     Orbit Semiconductor, Inc.      11.125    21,137.50
 6/26/96    3500     Orbit Semiconductor, Inc.      11.188    39,156.25
 6/26/96    4000     Orbit Semiconductor, Inc.      11.250    45,000.00
 6/26/96    10000    Orbit Semiconductor, Inc.      11.250    112,500.00
 6/26/96   -10000    Orbit Semiconductor, Inc.     11 3125    -113,125.00
 6/25/96    1000     Orbit Semiconductor, Inc.      11.125    11,125.00
 6/25/96    3500     Orbit Semiconductor, Inc.      11.125    38,937.50
 6/25/96    5000     Orbit Semiconductor, Inc.      11.375    56,875.00
 6/24/96    2000     Orbit Semiconductor, Inc.      11.000    22,000.00
 6/24/96    2500     Orbit Semiconductor, Inc.      11.125    27,812.50
 6/24/96    3000     Orbit Semiconductor, Inc.      11.125    33,375.00
 6/24/96    5000     Orbit Semiconductor, Inc.      11.125    55,625.00
 6/24/96    -3000    Orbit Semiconductor, Inc.      11.125    -33,375.00
 6/21/96     100     Orbit Semiconductor, Inc.      10.750    1,075.00
 6/21/96     500     Orbit Semiconductor, Inc.      11.000    5,500.00
 6/21/96    2000     Orbit Semiconductor, Inc.      10.813    21,625.00
 6/21/96    2100     Orbit Semiconductor, Inc.      10.750    22,575.00
 6/21/96    2300     Orbit Semiconductor, Inc.      10.875    25,012.50
 6/21/96    3000     Orbit Semiconductor, Inc.      10.813    32,437.50
 6/21/96    3500     Orbit Semiconductor, Inc.      10.875    38,062.50
 6/21/96    7700     Orbit Semiconductor, Inc.      10.875    83,737.50
 6/21/96    10000    Orbit Semiconductor, Inc.      10.875    108,750.00
 6/21/96    10000    Orbit Semiconductor, Inc.      10.875    108,750.00
 6/21/96    10000    Orbit Semiconductor, Inc.      10.875    108,750.00
 6/21/96   -47200    Orbit Semiconductor, Inc.     10 9280    -515,801.60
 6/19/96     500     Orbit Semiconductor, Inc.      11.000    5,500.00
 6/19/96    3000     Orbit Semiconductor, Inc.      10.750    32,250.00
 6/19/96    3000     Orbit Semiconductor, Inc.      11.000    33,000.00
 6/19/96    1000     Orbit Semiconductor, Inc.     10 9500    10,950.00
 6/19/96    -2000    Orbit Semiconductor, Inc.      11.250    -22,500.00
 6/18/96     400     Orbit Semiconductor, Inc.      11.000    4,400.00
 6/18/96    1000     Orbit Semiconductor, Inc.      11.188    11,187.50
 6/18/96    1000     Orbit Semiconductor, Inc.      11.188    11,187.50
 6/18/96    1500     Orbit Semiconductor, Inc.      11.125    16,687.50
 6/18/96    1500     Orbit Semiconductor, Inc.      11.125    16,687.50
 6/18/96    3000     Orbit Semiconductor, Inc.      11.188    33,562.50
 6/18/96   -10000    Orbit Semiconductor, Inc.     11 2500    -112,500.00
 6/17/96     600     Orbit Semiconductor, Inc.      11.375    6,825.00
 6/17/96    4000     Orbit Semiconductor, Inc.      11.375    45,500.00
 6/14/96    4000     Orbit Semiconductor, Inc.      11.250    45,000.00
 6/14/96    5000     Orbit Semiconductor, Inc.      11.125    55,625.00
 6/14/96    6000     Orbit Semiconductor, Inc.      11.250    67,500.00
 6/14/96    40000    Orbit Semiconductor, Inc.     11 2188    448,752.00
 6/14/96    73600    Orbit Semiconductor, Inc.     11 0910    816,297.60
 6/14/96    -5000    Orbit Semiconductor, Inc.      11.125    -55,625.00
 6/14/96   -70000    Orbit Semiconductor, Inc.     11 2902    -790,314.00
 6/13/96    1000     Orbit Semiconductor, Inc.      11.500    11,500.00
 6/13/96    1000     Orbit Semiconductor, Inc.      11.250    11,250.00
 6/13/96    1000     Orbit Semiconductor, Inc.      11.250    11,250.00
 6/13/96    2500     Orbit Semiconductor, Inc.      11.000    27,500.00
 6/13/96    3000     Orbit Semiconductor, Inc.      11.500    34,500.00
 6/13/96    9500     Orbit Semiconductor, Inc.      11.625    110,437.50
 6/13/96    45000    Orbit Semiconductor, Inc.     11 0139    495,625.50
 6/13/96    -1400    Orbit Semiconductor, Inc.      11.125    -15,575.00
 6/13/96    -2000    Orbit Semiconductor, Inc.      11.125    -22,250.00
 6/13/96    -4500    Orbit Semiconductor, Inc.      11.250    -50,625.00
 6/12/96     500     Orbit Semiconductor, Inc.      11.750    5,875.00
 6/12/96    1000     Orbit Semiconductor, Inc.      11.750    11,750.00
 6/12/96    1000     Orbit Semiconductor, Inc.      11.625    11,625.00
 6/12/96    4500     Orbit Semiconductor, Inc.      11.750    52,875.00
 6/12/96    10000    Orbit Semiconductor, Inc.      11.750    117,500.00
 6/12/96    -8000    Orbit Semiconductor, Inc.      11.875    -95,000.00
 6/11/96     100     Orbit Semiconductor, Inc.      11.750    1,175.00
 6/11/96    2500     Orbit Semiconductor, Inc.      11.750    29,375.00
 6/11/96    3000     Orbit Semiconductor, Inc.      11.875    35,625.00
 6/11/96    4000     Orbit Semiconductor, Inc.      11.750    47,000.00
 6/11/96    -8500    Orbit Semiconductor, Inc.     11 8500    -100,725.00